Exhibit 99.1

Jiuzi Holdings, Inc. Expands “ToB” Business and Launches New Subsidiary, Jiuyao

HANGZHOU, China, May 31, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicles (NEVs) franchisor and retailer under the brand name “Jiuzi” in China, today announced that its subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Jiuyao”), an NEV procurement platform servicing business customers, has officially launched its operations.

Set up as a joint venture with the Company and Hubei Yaonin Chuxing Automobile Service Co, Ltd. (“Yaonin Chuxing”), Jiuyao integrates the strengths, resources, and skills of both Jiuzi and Yaonin Chuxing to help car rental and ride-hailing corporate customers procure qualified NEVs to operate cost-effectively. Jiuyao also provides its customers with financial solutions via partnerships with licensed third-party financial institutions. Jiuyao will serve a quintessential role in furthering the value of the joint venture and implementing the Company’s “ToB” strategy.

“We are delighted to celebrate the official launch of our Jiuyao platform, which demonstrates our determination to manifest the Company’s ambition to spearhead in the implementation of green travel in the EV industry,” said by Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “Since Jiuyao has strong customer resources and operational capacity in the online car rental sector, its launch represents a milestone in perfecting a one-stop service system in the EV industry, and renders us well positioned to meet the growing demand for EVs as a result of China’s plan to achieve carbon neutrality by 2060. Jiuyao’s launch will also help us optimize the resources from our strategic partners in the sectors of car services, dealership and EV charging facilities that allow us to both offer full-range of operational and commercial services to our customers and foresee the needs of tomorrow.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)